Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results for Q2, 2009;
Silver Production Up 13%,  Cash Costs Down 28% Compared to Q2, 2008

Vancouver, Canada – August 13, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Amex) announced today its financial and operating results and unaudited financial statements for the Second Quarter, 2009.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the First Quarter, 2009 Financial Statements and Management Discussion and Analysis (“MD&A”) posted on the Company’s website, www.edrsilver.com.

Second Quarter, 2009 Highlights (Compared to Q2, 2008)

•	Silver production rose 13% to 584,486 ounces (oz)

•	Gold production jumped 62% to 2,768 oz

•	Silver-equivalent production up 22% to 762,891 oz (67:1 silver: gold ratio and no base metals)

•	Cash costs fell 28% to $6.95 per oz silver produced (net of gold credits)

•	Access ramps completed and mining now underway at two new mines in Guanacevi, Alex Breccia and Porvenir Dos

•	Access ramps completed and mining now underway at two new veins in Guanajuato, Lucero and San Jose

•	First exploration drift along the Lucero Vein averaged 270 grams per tonne silver (gpt) and 2.58 gpt gold over a 2.8 meter (m) true thickness for a distance of 200 m

•	Acquired the strategic Porvenir Cuatro properties at Guanacevi adjoining Endeavour’s Porvenir Dos property, exploration drilling commenced in June

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another strong quarter of growing silver production, falling cash costs, exploration success and new mine development in Q2, 2009.  Management remains focused on unfolding the full organic growth potential of our two core operating assets in Mexico.  At Guanacevi, the new Alex Breccia and Porvenir Dos mines are now open and ore production from these two new mines will continue to climb in Q3 and Q4, 2009 as mine development opens new levels.  The success enjoyed by our Guanajuato operations team in fast-tracking the new Lucero and San Jose Vein discoveries to production in Q1, 2009 prompted management to accelerate their development and approve a 20% plant expansion to 600 tonnes per day (tpd) in Q3, 2009.  We are now evaluating an additional plant expansion to 800 tpd (1.5 to 2.0 million oz per year depending on grades and recoveries) at Guanajuato and the final phase of plant upgrades at Guanacevi for next year.”

Financial Results (see Consolidated Statement of Operations below)

Mineral Sales totalled $8.2 million in Q2, 2009, down 19% (Q2, 2008 - $10.1 million); Costs of Sales were $5.6 million, down 13% (Q2, 2008 - $6.4 million); Mine Operating Cash Flows declined 37% to $2.6 million (Q2, 2008 - $3.7 million); and Mine Operating Earnings fell to $0.2 million (Q2, 2008 – $1.9 million), all mainly due to lower metal prices and delayed revenues related to higher finished goods compared to Q2, 2008.  The Company realized a lower Operating Loss of $2.1 million (Q2, 2008 - $2.8 million); the Loss Before Taxes decreased to $1.4 million (Q2, 2008 - $2.4 million) and the Company incurred a lower Net Loss in Q2, 2009 of $1.8 million (Q1, 2008 - $2.4), largely as a result of lower costs.

Cash operating costs were $6.95 per oz silver produced in Q2, 2009, down 28% (Q2, 2008 - $9.62 per oz) thanks to higher tonnage throughputs at Guanajuato as a result of the rehabilitation and re-opening of the four main mine shafts in Q2, 2008, higher metal recoveries at Guanacevi as a result of the numerous plant upgrade capital projects completed last year, and the depreciation of the Mexican peso. Endeavour reports its cash costs according to the Gold Institute cash cost reporting guidelines so they include offsite costs such as transportation, smelting and refining costs, net of by-product credits.

The Company made capital investments totalling $4.0 million in property, plant and equipment during the Second Quarter, 2009.  The main focus of the capital programs was the development of four new ore-bodies, Alex Breccia and Porvenir Dos in Guanacevi and Lucero and San Jose in Guanajuato.  Approximately $3.6 million was spent at Guanacevi, including $2.5 million on mine development, $1.0 million on mine equipment and $0.1 million on office equipment.  Some $0.4 million was spent at Guanajuato, including $0.2 million on mine development and $0.2 million on mine equipment.

At June 30, 2009, Company held cash and cash equivalents of $6.9 million and working capital totalled $13.0 million.

Operating Results (see Consolidated Table of Operations below)

Silver production in Q2, 2009 was 584,486 ounces, an increase of 13% compared to 517,077 ounces in the Second Quarter of 2008. Plant throughputs in Q2, 2009 totalled 90,338 tonnes (up 5%) at average grades of 259 grams per tonne (gpt) silver (up 1%) and 1.16 gpt gold (up 48%).  Plant recoveries in Q2, 2009 were 77.2% for silver (up 14%) and 85.0% for gold (up 6%).

The increased tonnage throughputs, gold grades and metal recoveries in Q2, 2009 are mainly attributable to the mines at Guanajuato operating closer to capacity during the quarter (up 72% to 466 tonnes per day) thanks to the development of the new Lucero and San Jose ore-bodies in Q1, 2009, offset by a decrease in the mine output at Guanacevi (down 17% to 592 tonnes per day) due to more personnel and equipment being allocated to mine development, higher than expected water inflow in the main access ramp at the North Porvenir and Santa Cruz ore-bodies and several unexpected outages on the local power grid which compounded the dewatering process. The Guanajuato Mines have lower silver grades but significantly higher gold grades and metal recoveries compared to the Guanacevi Mines.

During the Second Quarter, 2009, the Company signed a new dore silver refining contract with Met-Mex Penoles SA de CV on terms more favourable to Endeavour than the previous contract.  That allowed Endeavour to start shipping all of its dore silver bars to the Met-Mex Penoles smelter and refinery in Torreon, Mexico which should help to reduce the dore silver transportation and refining costs.

Q3, 2009 Outlook

The global financial crisis appears to have peaked late last year, and global economic recession was the new reality in Q1, 2009, but stock markets are on the rebound thanks to announcements of massive government economic stimulus programs and precious metal prices have risen sharply from their lows late last year.  In Q3, 2009, precious metal prices should continue to show strength, both as a safe haven for cash in a time of financial distress as well as a hedge against inflation as governments print new money to fund their economic stimulus programs.

As forecast, Endeavour expects silver production to rise in Q3, 2009 with the completion of the various mine development programs at both Guanacevi and Guanajuato. At Guanacevi, the new Alex Breccia mine is now in production, although the main production increase will be in Q4 2009 due to the shrinkage mining method being used. The Alex Breccia ore is currently being processed in the leach circuit until there is sufficient daily ore output to justify re-activation of the floatation circuit. The new Porvenir Dos mine came into production in early Q3, 2009 ahead of schedule and should continue to ramp up its ore production in Q4, 2009.

At Guanajuato, production from the new Lucero and San Jose ore-bodies will continue to grow in Q3, 2009 as mine development opens up more working stopes. Mine development will also continue to open up new stopes in the sub-parallel Bolanitos vein in the same area and in the Veta Madre at the Cebada mine. In addition the Guanajuato plant will undergo a very low cost expansion to increase capacity by 20% to 600 tonnes per day in Q3, 2009 with an installation of a more efficient cone crusher.

The Phase 1 exploration program for 2009 is now well underway.  It includes 6000 meters of core drilling in 25 drill holes to target extensions of several veins, mantos and stock-works in the San Pedro area of Guanacevi and the northern continuation of the Santa Cruz vein on the Porvenir Cuatro properties north of the operating Porvenir mine; as well as drilling at three of the 2008 vein discoveries and two new vein prospect areas in the Cebada and Bolanitos areas of Guanajuato.

In Guanacevi, drilling proposed for the San Pedro area will test both high grade veins as well as moderate grade mantos within an area measuring more than 1.5 kilometers in length by 500 meters across.  In Guanajuato, proposed drilling will try to extend the Bolanitos, San Jose and Lucero veins to the south where they still remains open. Mapping and sampling along the Veta Madre northwest of Endeavour's Cebada mine discovered a new zone of alteration with coincident gold and silver geochemical anomalies. This new discovery possibly represents another ore-shoot on the Veta Madre which has never been drilled.

A Phase 2 exploration program will commence in Q3, 2009 to focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end.  Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

(Unaudited - Prepared by Management)

 (expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2009	2008	2009	2008
Sales		$8,236	$10,060	$16,723	$20,789
Cost of sales		5,640	6,361	11,523	12,928
Depreciation and depletion		2,414	1,769	4,704	3,274
Exploration		426	2,661	583	4,744
General and administrative		928	1,449	2,018	2,827
Accretion of convertible debentures	5	427	-	574	-
Stock-based compensation	10(d)	515	656	598	1,686
Operating (loss)		(2,114)	(2,836)	(3,277)	(4,670)

Foreign exchange gain (loss)		670	165	(245)	(297)
Realized gain on marketable securities		-	231	-	974
Investment and other income		7	74	196	217

Loss before taxes		(1,437)	(2,366)	(3,326)	(3,776)
Income tax recovery (provision)		(395)	(1,051)	(246)	(1,652)
Net loss for the period		(1,832)	(3,417)	(3,572)	(5,428)

Other comprehensive income, net of tax
Unrealized gain on marketable securities		-	360	-	363
Reclassification adjustment for (gain) included in net income		-	(558)	-	(974)
		-	(198)	-	(611)
Comprehensive loss for the period		(1,832)	(3,615)	(3,572)	(6,039)

Basic and diluted loss per share based on net loss		$(0.04)	$(0.07)	$(0.07)	$(0.11)

Weighted average number of shares outstanding		51,806,160	49,033,794	50,948,467	49,014,913

Comparative Table of Consolidated Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:

Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03
Production 2009 Year:
Q1, 2009	85,731	271	1.02	572,785	2,335	81.8	88.4	7.56
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95
YTD 2009	176,069	265	1.09	1,157,271	5,103	79.5	86.6	7.25

Q2, 2009 :Q2, 2008	5%	1%	51%	13%	62%	6%	2%	-28%

Q2, 2009 :Q1, 2009	5%	-4%	14%	2%	19%	-6%	-4%	-8%

YTD 2009 : YTD 2008	7%	-5%	48%	13%	63%	14%	6%	-26%

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4	9.86
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5	10.31
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9	7.45
Total	226,295	375	0.70	1,907,795	3,957	69.4	75.7	8.16
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	8.72
YTD 2009	105,009	318	0.60	825,251	1,747	78.2	87.1	8.27

Q2, 2009 :Q2, 2008	-17%	8%	16%	-1%	8%	11%	10%	-2%

Q2, 2009 :Q1, 2009	6%	-5%	14%	2%	20%	-3%	-2%	12%

YTD 2009 : YTD 2008	-22%	4%	4%	-6%	-8%	17%	13%	-6%

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year: Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0	-
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4	8.07
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7	12.58
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0	32.97
Total	65,266	133	1.47	227,689	2,360	81.5	76.6	20.06
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	88.1	88.6	6.90
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	2.57

YTD 2009	71,060	186	1.82	332,020	3,356	82.7	86.4	4.70

Q2, 2009 :Q2, 2008	72%	12%	34%	72%	121%	-12%	-4%	-80%

Q2, 2009 :Q1, 2009	5%	-3%	14%	3%	18%	-12%	-5%	-63%

YTD 2009 : YTD 2008	132%	12%	24%	131%	170%	-6%	-1%	-72%

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)
		June 30,	December 31,
	Notes	2009	2008

ASSETS

Current assets
Cash and cash equivalents		$6,916	$3,582
Marketable securities		37	35
Accounts receivable and prepaids	3	6,927	6,203
Inventories	4	6,365	3,159
Due from related parties	7	199	119
Total current assets		20,444	13,098

Long term deposits		943	914
Long term investments	6	2,170	2,155
Mineral property, plant and equipment	8	53,031	51,125
Total assets		$76,588	$67,292

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$5,490	$5,339
Current portion of promissory note	9	231	-
Accrued interest on convertible debentures	5	252	-
Income taxes payable		753	-
Total current liabilities		6,726	5,339

Promissory note	9	335	-
Asset retirement obligations		1,525	1,445
Future income tax liability		3,177	4,036
Liability portion of convertible debentures	5	7,905	-
Total liabilities		19,668	10,820

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 51,963,072 shares (2008 - 49,080,478 shares)	Page 5	90,611	87,584
Special Warrants, (2,311,540 units)	10(c)	-	2,118
Equity portion of convertible debentures	5	2,393	-
Contributed surplus	Page 5	12,003	11,285
Accumulated comprehensive income	Page 5	212	212
Deficit		(48,299)	(44,727)
Total shareholders' equity		56,920	56,472
		$76,588	$67,292
Basis of Presentation (note 1)

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)
		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2009	2008	2009	2008

Operating activities
Net loss for the period		$(1,832)	$(3,417)	$(3,572)	(5,428)
Items not affecting cash:
Stock-based compensation		514	656	597	1,686
Depreciation and depletion		2,414	1,769	4,704	3,274
Future income tax loss (recovery)		(579)	572	(1,031)	595
Unrealized foreign exchange loss (gain)		787	203	717	351
Accretion of convertible debentures		121	-	167	-
(Gain) loss on marketable securities		-	(231)	-	(974)
Net changes in non-cash working capital	11	1,479	(1,735)	(2,150)	(1,051)
Cash from (used for) operations		2,904	(2,183)	(568)	(1,547)

Investing activities
Property, plant and equipment expenditures		(4,001)	(4,391)	(6,468)	(8,288)
Long term deposits		(11)	(16)	(29)	(5)
Investment in marketable securities		-	(1,271)	-	(2,240)
Proceeds from sale of marketable securities		-	1,348	-	3,819
Cash used in investing activities		(4,012)	(4,330)	(6,497)	(6,714)

Financing activities
Common shares issued, net of issuance costs	10(d)	330	4	365	36
Issuance of convertible debentures	5	-	-	11,225	-
Debenture issuance costs	5	(89)	-	(1,191)	-
Cash from financing activities		241	4	10,399	36

Increase (decrease) in cash and cash equivalents		(867)	(6,509)	3,334	(8,225)
Cash and cash equivalents, beginning of period		7,783	14,861	3,582	16,577
Cash and cash equivalents, end of period		$6,916	$8,352	$6,916	$8,352